Centessa Pharmaceuticals plc

3rd Floor, 1 Ashley Rd,

Altrincham, Cheshire,

United Kingdom, WA14 2DT

July 8, 2022

Via EDGAR Transmission

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Centessa Pharmaceuticals plc: Registration Statement on Form S-3 filed July 1, 2022 (File No. 333-265978)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Centessa Pharmaceuticals plc (the “Company”) hereby requests that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to July 12, 2022, at 4:00 pm Eastern Time, or as soon thereafter as practicable, unless we or our outside counsel, Goodwin Procter LLP, request by telephone that such Registration Statement be declared effective at some other time. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

If you have any questions regarding this request, please contact James Xu of Goodwin Procter LLP at (650) 752-3355.

Sincerely,
Centessa Pharmaceuticals plc

/s/ Saurabh Saha
Saurabh Saha, M.D., Ph.D.
Chief Executive Officer

cc:	Iqbal Hussain, Centessa Pharmaceuticals plc
Gregory Weinhoff, Centessa Pharmaceuticals plc
Mitchell Bloom, Goodwin Procter LLP
James Xu, Goodwin Procter LLP